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From: "Flanagan, Lisa A" <Lisa.Flanagan@sutherland.com>
To:   "White, Alison T." <WhiteA@SEC.GOV>
Cc:   "Michele Abate" <mabate1@metlife.com>, "John M Richards"
      <jrichards@metlife.come>, "Conner, Thomas" <Thomas.Conner@sutherland.com>
Date  12/17/2010 12:46 PM
Subject File Nos. 333-169685 and 333-169687

VIA E-MAIL AND EDGAR CORRESPONDENCE

Ms. White:

On behalf of MetLife Investors USA Insurance Company and its separate account, MetLife Investors USA Separate Account A, and First MetLife Investors Insurance Company and its separate account, First MetLife Investors Variable Annuity Account One, below is a revised response to your comment 6 provided on November 9, 2010 in connection with the initial registration statements filed on September 30, 2010 (File Nos. 333-169685 and 333-169687).

6. GMIB PLUS III AND DECEDENT CONTRACTS

COMMENT: According to the disclosure under GMIB Plus III, the rider can only be elected at the time a contract is purchased. Therefore, in plain English, please clarify the disclosure with respect to purchases by a beneficiary. Also,
                                              --------------------------
please specifically disclose the effect of the 10 year waiting period on a beneficiary under a qualified or unqualified contract in light of the tax law requirements for distributions assuming the rider was purchased by a contract owner prior to death. Please make similar clarifying changes with respect to the Guaranteed Withdrawal Benefits described on pages 47-49.

REVISED RESPONSE: The Companies will replace the disclosure under the heading "GMIB Plus III and Decedent Contracts" with the following sentence:

"If you are purchasing this contract with a nontaxable transfer of the death benefit proceeds of any annuity contract or Individual Retirement Arrangement (or any other tax-qualified arrangement) of which you were the beneficiary, and you are "stretching" the distributions under the IRS required distribution rules, you may not purchase the GMIB Plus III rider."

The Companies will make conforming changes in the Guaranteed Withdrawal Benefit section.

The prior disclosure was shortened and simplified to clarify in plain English that the situation intended to be addressed by the disclosure is not spousal
                                                                 ---
continuation, which the Staff's comments and questions would appear to indicate. Spousal continuation is addressed separately in the general "Death Benefit" section of the prospectus, and occurs when a beneficiary who is also a spouse of a deceased contract owner elects to continue the contract at the
------                                        --------
owner's death, in which case the contract continues with the existing riders if elected initially at purchase by the

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owner. In this situation, a new contract is not issued. Since the after-death
                                            ---
required distributions do not apply under applicable tax rules when spousal continuation is elected, the rider's waiting period and other restrictions do not affect the spousal beneficiary any differently than the deceased owner.

The only situation that could cause a beneficiary to be affected differently by the rider's restrictions and impact the usefulness of the rider due to the after-death required distribution rules, would be if the Companies permitted a non-spousal beneficiary to elect the rider if they purchased a contract in
---
order to "stretch" the payments that were to be made to the beneficiary under the death benefit of a separate decedent's contract or Individual Retirement
                                ----------
Arrangement, that is, any annuity contract or Individual Retirement Arrangement that was owned by the deceased owner. If the beneficiary in this situation purchases a contract for this purpose, the Companies will issue a new contract,
                                                     ----
but the Companies will not permit the beneficiary to elect the rider, thus
                       ---                                     -----
avoiding the situation noted above. The disclosure is intended simply to explain that the Companies will in fact not permit the after-death required
                                        --- ------
distribution rules to impact the usefulness of the rider by prohibiting the election of the rider in such a situation. In this regard, the Companies respectfully submit that disclosure regarding a situation that cannot occur is obviously unnecessary and could actually be confusing.

Please note that this e-mail will be submitted via EDGAR correspondence. Please contact Tom Conner (202.383.0590) or me (202.383.0873) with any questions.

Regards.

LISA FLANAGAN | ASSOCIATE

[LOGO OF SUTHERLAND APPEARS HERE]

SUTHERLAND ASBILL & BRENNAN LLP
1275 Pennsylvania Avenue NW | Washington, DC 20004-2415
202.383.0873 direct | 202.637.3593 facsimile
lisa.flanagan@sutherland.com | www.sutherland.com
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